LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G

Orlando, FL 32810

July 29, 2020

Via Edgar Correspondence

Thomas Jones, Esq.

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Laser Photonics Corporation

Amendment No. 1 to Registration Statement on Form 10

Filed June 23, 2020

File No. 000-56166

Dear Mr. Jones:

We have received your correspondence dated July 7, 2020. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Amendment No. 1 to Form 10 filed on June 23, 2020

Organizational History, page 1

1.	We note your response to comment three in our letter dated May 27, 2020. Please tell us the basis for your disclosure on page 1 that your operations allow you to "reduce development and advanced laser equipment manufacturing time, offer better prices ... competing technologies" and your "recognition as a global leader in manufacturing premium laser equipment."

Response: We stated in the disclosure above that we are vertically integrated which forms the basis of our being able to achieve the results stated. More specifically, the key components of the laser cleaning equipment are motion platforms, processing heads, laser electronics, chasses, enclosures and laser pumps. We manufacture all these components except for laser pumps. Accordingly, we have efficiencies in our manufacturing process that our competitors do not have based on our knowledge about their manufacturing processes. In addition, we have trade secrets involved in how we assemble the various parts and apply the technology that is protected by our vertically integrated manufacturing process. With respect to our recognition as a global leader in manufacturing premium laser equipment we can refer you to a sample of the trade press coverage of Laser Photonics, including Data Bridge Market Research and Market Research Nest in which Laser Photonics was named as one of the top global players in the laser cleaning industry (https://www.journaldairy.com/laser-cleaning-market-2025-emerging-trends-and-prospects-by-leading-players-advanced-laser-technology-alt-anilox-roll-cleaning-systems-clean-lasersysteme-coherent-general-lasertronics-ipg-pho-130947/; https://amazingherald.com/global-laser-cleaning-machine-production-and-market-share-to-2025/.

2.	We note your deletion in response to comment four in our letter dated May 27, 2020. Please clarify the disclosure on page 1 that "ICT's portfolio companies are manufacturing" Laser Photonics branded equipment. For example, are the portfolio companies manufacturing equipment that you manufacture?

Response: We apologize for any confusion. Laser Photonics Corporation is the manufacturer of the laser cleaning equipment that ICT’s portfolio companies use or incorporate into the speciality areas of industrial laser equipment which they sell, such as laser marking engraving and certain types of laser cutting equipment. Laser cutting equipment was initially developed by ICT portfolio companies and, because of its market size, the decision was made to concentrate laser cleaning and rust removal equipment in a new company under the name Laser Photonics Corporation.

We may incur cost overruns as a result of fixed price government contracts, page 19

3.	We note your response to comment 10 in our letter dated May 27, 2020 and your new disclosure on page 1 that you received a purchase order to provide the U.S. Army with equipment in the amount of $52,535. Please revise your disclosure throughout your registration statement to clearly and consistently describe your current operations versus your intended operations. For example, we note the disclosure: (1) in the first risk factor on page 19 about a "number of [y]our current U.S. Government contracts are multi-award, multi-year IDIQ task order based contracts;" and (2) in the first risk factor on page 20 about "contractors with whom we have contractual relationships." If you have entered into U.S. Government contracts and have contractual relationships with contractors, disclose the material terms of the agreements and contractual relationships, respectively, and consider filing the agreements as exhibits.

Response: We have amended the Registration Statement to describe our current operations only. Since these are contracts entered into in the normal course of our business we have not filed the contract with the U.S. Army.

Going Concern, page 37

4.	Please revise the disclosure referring to the Form 1-A within the going concern paragraph.

Response: We have revised the disclosure to refer to our Registration Statement.

Directors and Executive Officers, page 38

5.	We note your responses to comments 13 and 15 in our letter dated May 27, 2020. Please tell us with specificity where you revised the disclosure to describe the business experience of Messrs. Tupuola and Bykov with Fonon, including the period of time when they worked for Fonon.

Response: We have revised the disclosure to state the roles Messrs. Tupuola and Bykov played with Fonon and the period of time they were associated with Fonon. Since Fonon’s decision not to continue as a reporting company was a decision made by others than Messrs. Tupuola and Bykov and was based on new management discovering the lack of tax filings and the challenge of the amount of the accumulated deficit that made equity financing unattainable, we do not believe a risk factor is required regarding delinquent filings by Fonon.

Certain Relationships and Related Transactions, and Director Independence, page 47

6.	We note your response to comment 17 in our letter dated May 27, 2020. Please expand the appropriate section to disclose the identities of the other members of your board and the material functions performed by the board. Also, disclose when Dmitriy Nikitin became a member of your board and describe the business experience during the past five years of Mr. Nikitin.

Response: We have disclosed that Arnold Bykov and Tatiana Nikitina are also members of the Board of Directors. Mr. Nikitin is a member of our Advisory Board, not a member of our Board of Directors so we have not changed the current disclosure. Our Board of Directors fulfills its statutory duties under section 17-16-801 of the Wyoming Business Corporation Act so we have not repeated what it is required by law to do in the amendment to the Registration Statement.

Exhibit Index, page 57

7.	We note the new disclosure on page 47 regarding the promissory note issued to ICT Investments. Please file as an exhibit the promissory note.

Response: We have added the promissory note issued to ICT Investments as an exhibit.

Unaudited Statements of Profit and Loss, page F-2

8.	Revise to present loss per share data on the face of the statement as required by ASC 260-10-45.

Response: We have revised the Registration Statement to present the loss per share data as required by ASC 260-10-45.

We are filing on EDGAR only for SEC access a marked version of the Form 10 to reflect the changes referenced above in response to the SEC’s comment letter. If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola

Wayne Tupuola

Cc: Ernest M. Stern, Esq.